

April 10, 2012

<u>Via E-mail</u>
Nicholas S. Schorsch
American Realty Capital Global Daily Net Asset Value Trust, Inc.
405 Park Avenue
15th Floor
New York, NY 10022

Re: American Realty Capital Global Daily Net Asset Value Trust, Inc.
      Amendment No. 2 to Registration Statement on Form S-11
      Filed March 29, 2012
      File No. 333-177563

Dear Mr. Schorsch:

We have reviewed amendment no. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Based on the disclosure throughout the prospectus, it appears that the value to be assigned to the property portfolio in any future disclosure of NAV per share will be attributed to the valuation expert. Consequently, please confirm that the valuation expert will file a consent with respect to this disclosure. If the property portfolio value is not intended to be attributed to the valuation expert, please revise the disclosure to clarify that the advisor is responsible for the value assigned to the property portfolio, explain in detail how the advisor will exercise its discretion in calculating the property value, and remove the reference to the valuation expert in the "Experts" section of the prospectus.

Management's Discussion and Analysis …, page 139

Liquidity and Capital Resources, page 139

2.   We have considered your revisions in response to comment 13.   Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf subsequent to December 31, 2011, if material.

Statement of Cash Flows, page F-6

3.   The amount presented for deferred offering costs paid directly by affiliates is inconsistent with the amount disclosed within Note 3 on page F-12.   Please clarify and revise, as necessary.

Note 2 – Summary of Significant Accounting Policies, page F-8

4.   Please expand to include your accounting policy for organizational costs.   Reference is made to paragraph 720-15-25-1 of FASB Accounting Standards Codification which indicates organizational costs should be expensed as incurred.

Table III – Operating Results of Public Program Properties, page A-8

5.   We note your disclosure in footnote (5) indicating that the Federal tax results for the year ended December 31, 2011 is not available as of the date of the filing. Please update this information after April 15, 2012; to the extent necessary, include estimated information along with a footnote noting the source of the data and whether the data is subject to adjustment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq. (*via e-mail*)